Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE FEBRUARY 15, 2007
LJ INTERNATIONAL RAISES GUIDANCE FOR
FOURTH QUARTER AND FULL YEAR 2006
Company Sees Record Revenues of $40 Million
and EPS of $0.16 for Fourth Quarter 2006
HONG KONG and LOS ANGELES, February 15, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest-growing jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today raised its guidance for revenues, net income and earnings per share for its fourth quarter and full year ended December 31, 2006.
Revenues are now expected to total approximately $40 million for the fourth quarter and $123 million for the full year. Both figures would represent new records for the Company. Fourth quarter revenues are expected to be approximately 27% above the $31.6 million reported in the fourth quarter of 2005. Projected full year revenues are expected to be approximately 30% above the $94.6 million reported in all of 2005.
LJI expects net income for the fourth quarter ended December 31, 2006, to be approximately $3.0 million, exceeding the upper limit of the Company’s earlier guidance by 43%. The projected fourth quarter 2006 net income is more than double the $1.4 million reported in the fourth quarter of 2005. For the full year, net income is expected to reach approximately $6 million, or approximately 76% above the $3.4 million reported in 2005.
Earnings per fully diluted share (EPS) also are expected to come in well over earlier guidance and sharply above year-ago levels. EPS is now projected to be approximately $0.16 for the fourth quarter and $0.34 for all of 2006. This quarterly projection represents an increase of approximately 78% over the $0.09 reported in the fourth quarter of 2005. The full year projected EPS represents an approximate 33% increase above the $0.24 reported for all of 2005. These projected increases reflect strong growth in net income offset by year-over-year increases in average shares outstanding.
The Company noted that its fourth quarter financials benefited from a higher ENZO store count, increasing consumer acceptance of the ENZO brand and from a seasonal rise in gift-shopping for weddings and the Christmas season.
ENZO Continues to Drive Rapid Growth and Increased Profitability
Yu Chuan Yih, Chairman and CEO of LJI, commented, “With the release of today’s increased guidance, our shareholders will have a clearer view of just how successful our company has been over the past year. The fastest-growing part of LJI’s business, our ENZO retail chain in China, continues to exceed all of our expectations. It is enabling the company as a whole to achieve a high double-digit annual growth rate while also significantly widening its gross and net margins.
“ENZO not only surpassed its target of having 40 stores open by the end of the year, but it has also reached store-level profitability at more than half of its locations. As a result, we expect to achieve another record year in 2007 in both revenues and earnings,” concluded Mr. Yih.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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